

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

David Shan
Chief Executive Officer
Massimo Group
3101 W Miller Road
Garland, TX 75041

      Re: Massimo Group
          Draft Registration Statement on Form S-1
          Submitted September 21, 2023
          CIK No. 0001952853

Dear David Shan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise the cover page to disclose that you are a controlled company. Please identify the controlling stockholder(s), and disclose the percentage of voting power to be held by such stockholder following the transactions and if true, that this stockholder will have the ability to determine all matters requiring approval by stockholders.

2. We note your disclosure that you obtained statistical, market and other industry data and forecasts from publicly available information, and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for the information in this registration statement. Please either revise this section to remove such implication or state specifically that you are liable for all information in the registration statement.

Prospectus Summary, page 1

3.   When you discuss revenues for the fiscal years ended December 31, 2022 and December 31, 2021, please also disclose net income.

Summary of Significant Risks Affecting Our Company, page 6

4.   Please revise to provide a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Risk Factors, page 13

5.   Please provide risk factor disclosure regarding the exclusive forum provisions in your articles of incorporation.

We currently maintain all our cash and cash equivalents with one financial institution..., page 14

6.   Please reconcile your statement in the first sentence that you "currently maintain all [y]our cash and cash equivalents with three financial institutions" (emphasis added) with disclosure in other parts of the document that you maintain all your cash and cash equivalents with one financial institution.

We rely on freights to ship the products that we purchase form our suppliers, page 18

7.   We note your risk factor indicating that inflation could result in unanticipated overseas freight fluctuation costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Supply problems, termination or interruption of supply arrangements or increases, page 19

8.   We note that you often rely on a sole supplier or a limited number of suppliers, mostly based in China. Please update this risk factor to disclose any disruptions you have experienced due to such reliance.

The failure of our information technology systems or a security breach involving, page 23

9.   Please update this risk factor to disclose if you have been subject to any material cyber security incidents, and discuss any measures you have taken to mitigate these risks.

Business, page 52

10.   We note your disclosure that you stand at the top of Tier 2 in the motor sports and pontoon boat industries. Please provide a basis for this assertion and revise your disclosure to explain what Tier 2 means.

11.   We note your disclosure that you have "been developing new product lines such as EV chargers, IE Solar, and electric pontoon boats." Please update your disclosure to provide the current stage of development for these products.

Consolidated Balance Sheets, page F-3

12.   We note your disclosure of 40,000,000 common shares with $0.001 par value issued and outstanding as of December 31, 2022 and 2021 with no balances recorded for the common shares on page F-3. On page F-23, you disclose 40,000,000 common shares with no par value were issued on June 1, 2023, and all share information included in the consolidated financial statements have been retroactively adjusted for the reorganization as if such reduced par value and common shares issuance occurred on the first day of the first period presented. Please clarify and disclose when the par value of common shares was reduced from $0.001 to no par value and revise the disclosures throughout the filing to reflect the change, if accurate, or revise the disclosures to reflect the $0.001 par value of 40,000,000 common shares issued and outstanding in the financial statements. Additionally, please tell us why the equity section does not attribute any value (common share or APIC) to the issuance of the 40,000,000 common shares.

Consolidated Statements of Operations and Comprehensive Income, page F-4

13.   We note from your disclosure in Note 14 that prior to June 2023, you were considered an S Corporation and were not subject to Federal income tax and Texas state tax. However, upon the conversion to a C Corp in June 2023, you became subject to US Federal income tax. Please revise your statement of operations for all period presented to include disclosure of pro forma tax and earnings per share data.

General

14.   Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

15.   Please disclose whether and how your business segments, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
- Suspend the production, purchase, sale or maintenance of certain items;
- Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
- Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
- Be unable to supply products at competitive prices or at all due to export restrictions or sanctions.

Explain whether and how you have undertaken efforts to mitigate and where possible quantify the impact to your business.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing